Exhibit 99.1

For Immediate Release

A New Discovery Made in Bohai Bay

(Hong Kong, July 7, 2008) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that its wildcat Ken Li (KL) 10-1-1 drilled independently in Bohai Bay has successfully completed.

KL 10-1-1, which was drilled on Structure KL 10-1 of Laizhou Bay Sag, encounters oil pay zones of 56.8 meters. The well was drilled to a total depth of 3,148 meters, with a water depth of about 17 meters.

During the drill stem test, the well was tested to flow about 980 barrels of oil and 100,000 cubic feet of gas per day.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of the Exploration Department commented, “I am pleased to announce our exploration progress in Bohai Bay. The successful discovery of KL 10-1-1 will help continue our effective exploration activities in this area.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com